Foresight Energy Partners LP

April 1, 2014

Via Edgar

John Reynolds

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Foresight Energy Partners LP
Draft Registration Statement on Form S-1
Submitted February 18, 2014
CIK No. 0001540729

Dear Mr. Reynolds:

This letter sets forth Foresight Energy Partners LP’s (the “Partnership”) responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in your letter dated March 17, 2014 (the “Comment Letter”), regarding the above referenced Registration Statement on Form S-1 (the “Registration Statement”). The Partnership has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 5 to the Registration Statement (“Amendment No. 5”), which reflects these revisions.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined have the meanings given in Amendment No. 5. Page and caption references in the text of this letter correspond to pages and captions in Amendment No. 5 unless stated otherwise.

Draft Registration Statement on Form S-1

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Partnership respectfully advises the Staff that, as of the date of this correspondence, it has not prepared or used, nor authorized anyone to prepare or use, any communications specified in Section 5(d) of the Securities Act, and it is not aware of any research reports specified in the Staff’s comment above. To the extent that such written communications or research reports are prepared, the Partnership will promptly submit copies to the Staff.

2.	Please note that comments on your Confidential Treatment Request will be issued under separate cover. Additionally, we will require sufficient time to review your exhibits currently identified as to be filed by amendment.

Response: The Partnership acknowledges the Staff’s comments and will respond to the Confidential Treatment Request under separate cover. The Partnership will undertake to file all omitted exhibits as soon as practicable and will file all remaining exhibits to allow the Staff a sufficient amount of time to review them and for us to respond to any comments that may result from the Staff’s review prior to the distribution of the preliminary prospectus.

Foresight Energy Partners, page 1

3.	Please provide objective third party support for the claims in the first, third and fifth paragraphs in this section, including the claims regarding being a lowest cost producer, one of the largest reserve holders, having three of the four most productive coal mines, and the uniqueness of your reserves.

Response: The Partnership acknowledges the Staff’s comment and has provided support for such statements to the Staff. Please see tabs 1 – 4 of CD No. 1.

4.	We note the reference on page 1 to “clean tons produced per man hour basis” and a non-union workforce. With a view to clarifying disclosure, please advise us if the clean tons metric you use is an industry standard. Additionally, please advise us if the non-union statement relates to your employees and/or employees of third party contract miners.

Response: The Partnership advises the Staff that “clean tons produced per man hour basis” is an industry standard which is compiled from public data reported by mines to the Mine Safety and Health Administration and used by third-party industry experts such as Weir International in analyzing mine productivity and performance.

The Partnership advises the Staff that the non-union statement refers to both the Partnership’s employees and the contract miners employed at each of our mining complexes.

Cash Distribution Policy and Restrictions on Distributions, page 59

-2

5.	Neither the pro forma cash available for distribution nor the forecasted estimated cash available for distribution statement contains a line item for cash available for distribution, as do similar tables in other prospectuses. We also note that similar tables deduct the amount of expansion capital expenditures, which usually equal the sum of available cash and borrowings for expansion capital expenditures, in arriving at cash available for distribution. Following the line item cash available for distribution is an allocation of cash among the classes of units. Please revise or explain.

Response: The Registration Statement has been revised in response to the Staff’s comment. The pro forma cash available for distribution and forecasted estimated cash available for distribution tables now include line items for cash available for distribution, to deduct expansion capital expenditures prior to arriving at cash available for distribution and to provide an allocation among the classes of units. Please see pages 65 and 68 of Amendment No. 5.

6.	We note the line item “borrowings or cash on hand for expansion capital expenditures.” In each table or in a footnote please separately quantify the borrowing and cash amounts.

Response: The Registration Statement has been revised in response to the Staff’s comment to include an updated footnote which provides detail for borrowings and cash amounts. Please see pages 65 and 68 of Amendment No. 5.

Unaudited Pro Forma Cash Available for Distribution, page 62

7.	Please update the pro forma table to the time period covered by the historical financial statements.

Response: The Registration Statement has been updated to provide pro forma cash available for distribution for the year ended December 31, 2013, which matches the period covered by historical financial statements.

8.	The second paragraph under this heading refers to partial distributions on the subordinated units; however the pro forma table does not appear to include those distributions. Please revise or explain.

Response: The Registration Statement has been revised in response to the Staff’s comment: the pro forma cash available for distribution table now contains a row showing the aggregate annualized minimum quarterly distribution on the subordinated units, as well as a total distributions row and the excess/shortfall of pro forma cash available for distribution compared to total distributions. Please see pages 65 and 68 of Amendment No. 5.

Estimated Cash Available for Distribution, page 65

-3

9.	We note your response to comment 1 of our September 26, 2012 letter and disclosure indicating that the forecasted cash will be adequate to pay minimum quarterly distributions on common and subordinated units for each quarter. Please revise the table to support your statement by presenting estimated available cash for distribution on a quarterly basis. Also, address how your forecasts are affected by the decreasing percentages of priced commitments as disclosed in the table on page 129, as requested in our prior comment.

Response: The Registration Statement has been revised in response to the Staff’s comment to include estimated cash available for distribution on a quarterly basis. Our forecast includes assumptions for pricing on uncommitted tons. We address the impact of the uncommitted tons and pricing assumption on pages 67 through 69 by providing both the amount of uncommitted tons and our pricing assumption for the forecasted period.

10.	Please revise the period covered by the forecasted statement to the twelve months ended December 31, 2014, in the narrative preceding the table. Also, please revise other sections of prospectus, such as page 14.

Response: The Registration Statement has been revised in response to the Staff’s comment. The forecasted period and narrative have been updated to cover the twelve months ending March 31, 2015.

11.	We note the line item “excess (shortfall)”. In the event you have a shortfall please revise the table to explain which use(s) of cash will absorb the shortfall and in what amount(s).

Response: The Registration Statement has been revised in response to the Staff’s comment. Please see page 68 of Amendment No. 5.

Capital Expenditures, page 71

12.	In determining the maintenance capital expenditures, please revise your disclosure to identify and explain as necessary the items that are being maintained and how the amount of expenditures is calculated.

Response: The Registration Statement has been revised in response to the Staff’s comment. Please see pages 70 and 71 of Amendment No. 5.

13.	Other parts of the prospectus discuss your expansion plans. For example, we note pages two and three of the summary. Please explain how such growth plans will impact expansion capital expenditures and maintenance capital expenditures. In this regard, we note 14.4 tons produced in 2013 will increase in 2014 due to an additional longwall system in operation at Sugar Hill. We also note long-term production of 79.5 tons.

Response: During the forecast period, the Partnership expects to incur $95.4 million in expansion capital expenditures related to our fourth longwall scheduled to begin production in May 2014. The Partnership expects that any other expansion capital expenditures will be incurred by Foresight Reserves and the expansion project will be offered to the Partnership upon completion of development. The addition of each longwall will result in approximately $20 million in incremental maintenance capital expenditures annually.

-4

14.	Please compare and contrast the maintenance capital expenditures discussed under this heading with the maintenance and replacement capital expenditures discussed under “Capital Expenditures” on page 75.

Response: The Registration Statement has been revised in the sections entitled “Capital Expenditures” and “How We Make Distributions to Our Partners—Capital Expenditures” to be consistent. Please see pages 70, 71 and 73 through 76 of Amendment No. 5.

15.	In this regard, we note the examples given for both maintenance (page 75) and expansion (page 76) capital expenditures. Both include the expansion of an existing mine or the acquisition or development of a new mine. Please revise here and Our Strategy on page 4 to clearly explain how you distinguish between the types of expenditures.

Response: The Registration Statement has been revised in response to the Staff’s comment. Please see pages 7, 70 and 74 of Amendment No. 5.

Management’s Discussion and Analysis…, page 89

Coal Prices, page 90

16.	Please tell us why you removed the disclosure regarding the replacement of favorably priced supply contracts with contracts at lower market prices, given you continue to experience such a trend based on your disclosure in the first paragraph on page 70. Refer to comment 3 of our September 26, 2012 letter and comment 7 of our August 30, 2012 letter.

Response: The Partnership acknowledges the Staff’s comment and advises the Staff that this disclosure was relocated to the “Contract Position” section on page 91 of Amendment No. 4 and continues to be disclosed on page 90 of Amendment No. 5.

17.	Please revise to disclose the “certain financial covenants,” debt service coverage and leverage ratios, and other quantified financial restrictions in your funding arrangements. Additionally, please revise to clarify the extent to which your actual ratios have been close to the various minimum and maximum levels. We note, for example, the fixed charge coverage ratios discussed on page 24 of Risk Factors.

Response: The Partnership acknowledges the Staff’s comment and advises the Staff that the Registration Statement has been revised to include the actual financial covenant ratios and compliance requirements as of December 31, 2013. Please refer to page 102 of Amendment No. 5.

Business, page 111

-5

Coal Sales Contracts, page 128

18.	Please identify your material customers. Refer to Item 101(c)(vii) of Regulation S-K.

Response: The Partnership acknowledges the Staff’s comment and advises the Staff that for the year ended December 31, 2013, the Partnership had no customer to whom sales in the aggregate would have been equal to or greater than 10 percent of the consolidated revenues of the Partnership. The Partnership respectfully submits to the Staff that the customer identified as Customer A comprises only 9.8% of the consolidated revenues of the Partnership and the loss of such customer would not have a material adverse effect on the Partnership and its subsidiaries taken as a whole and therefore does not meet the requirements of Item 101(c)(vii) of Regulation S-K regarding the disclosure of the name of such customer.

19.	We note the revised disclosure on page 149 regarding the Corrective Action Plan. With a view to clarifying disclosure, please advise us how you considered the applicability of Item 101(c)(1)(xii) to the “disposal areas” and other activities at Macoupin as well as at your other locations.

Response: The Partnership acknowledges the Staff’s comment and advises the Staff that it has considered the applicability of Item 101(c)(1)(xii) to the “disposal areas” and other activities at Macoupin. The Partnership expects that the cost to comply with the Corrective Action Plan at our Macoupin Shay No. 1 Mine will not be material to the Partnership during the next fiscal year. Costs for environmental control facilities in compliance with environmental laws are reflected in the historical financial statements.

Management, page 155

20.	Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of the directors should serve as a director, as required by Item 401(e)(1) of Regulation S-K.

Response:: The Partnership acknowledges the Staff’s comment and advises the Staff as follows:

The experience and qualifications that led to the conclusion that Mr. Cline should serve as a Director include his formation and leadership of the Partnership since its inception, significant and broad experience in the coal industry and his proven business acumen.

The experience and qualifications that led to the conclusion that Mr. Beyer should serve as a Director include his effective leadership of the Partnership’s operations, extensive experience in the energy and financial services industries and his strong operating and technical knowledge of all aspects of the Company’s business.

The experience and qualifications that led to the conclusion that Mr. Dickinson should serve as a Director include his involvement with the Partnership since its inception, extensive experience in the coal industry and his strong operating and technical knowledge of exploration and mining.

-6

The experience and qualifications that led to the conclusion that Mr. Jones should serve as a Director include his experience and role with portfolio companies, significant understanding of the challenges facing public companies and involvement with a range of various energy companies.

Certain Relationships, page 170

21.	Please revise the introduction of this section to summarize the principal persons involved and each related party’s relationship to the issuer and interest in the transactions. Currently you refer to affiliations and entities “under common ownership” but do not clarify the bases and interests involved. See Item 404(a)(1) and (2) of Regulation S-K.

Response: The Registration Statement has been revised in response to the Staff’s comment. Please refer to page 171 of Amendment No. 5.

22.	In addition, please provide aggregate annual payments for all transactions. As non-exclusive examples, you do not quantify annual payments under the Adena Water and Coal Transloading agreements.

Response: The Registration Statement has been revised in response to the Staff’s comment. Please refer to pages 174 and 175 of Amendment No. 5.

Consolidated Financial Statements: Foresight Energy LLC, Subsidiaries, and Affiliates, page F-I

23.	Please ensure your future filing includes updated financial statement pursuant to Rule 3-01 of Regulation S-X.

Response: The Partnership acknowledges the Staff’s comment and has included updated financial statements pursuant to Rule 3-10 of Regulation S-X in Amendment No. 5.

Audited Consolidated Financial Statements as of and for the Years Ended December 31, 2012, December 31, 2011 and December 31, 2010, page F-5

Note 2 – Summary of Significant Accounting Policies – Revenue Recognition, page F-10

24.	Please expand your disclosure to address when legal title and risk of loss generally transfer to your customers (e.g. upon delivery to the customer’s location, loading onto common carriers, or delivery to a port or specified transfer point).

Response: The Registration Statement has been revised in response to the Staff’s comment. Please refer to page F-10.

Page II-2 Exhibits

-7

25.	Please advise us why you have not filed the agreement with Patton Mining LLC, the third party contract miner. It appears that Patton provides mining and processing services at a significant number of your mines.

Response: The Partnership acknowledges the Staff’s comment and advises that the Partnership’s operating subsidiaries have separate contract mining arrangements with separate third-party entities. Patton Mining LLC is the contract miner for Hillsboro Energy LLC. Each of Williamson Energy LLC, Sugar Camp Energy LLC and Macoupin Energy LLC have contract mining arrangements with different contract mining entities. The Partnership respectfully submits that the contract mining agreement with Patton Mining LLC does not meet the requirements of Item 601(b)(10) of Regulation S-K, and therefore is not required to be filed as an exhibit.

[Remainder of page intentionally blank]

-8

The Partnership hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request the Staff contact Oscar Martinez, our Chief Financial Officer, at (314) 932-6102 or oscar.martinez@foresight.com with any questions or comments regarding this letter.

Sincerely,

/s/ Michael J. Beyer

Michael J. Beyer
Chief Executive Officer and President

cc:	Oscar Martinez (Foresight Energy Partners LP)

Rashda M. Buttar (Foresight Energy Partners LP)

William J. Miller (Cahill Gordon & Reindel LLP)

Kimberly C. Petillo-Décossard (Cahill Gordon & Reindel LLP)

-9